

October 18, 2013

Via E-mail
Dicky Cheung
Chief Executive Officer
Credit One Financial, Inc.
80 Wall Street, Suite 818
New York, NY 10005

> **Re:** **Credit One Financial, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed October 9, 2013**
> **File No. 000-50320**

Dear Mr. Cheung:

We have reviewed your amendment and have the following comments. In our comments where we ask for your compliance in future filings please provide us with proposed disclosure. In our comments where we ask for further clarification, please provide information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested response or by advising us when you will provide the response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

General

1.   We note your calculation of your outstanding non-affiliate float as about $1,057 million. Please tell us how you calculated this amount.

Description of Business, page 4

2.   We note your response to comment 3 from our letter dated September 26, 2013. In future filings, please remove the statement that you are dedicated to "creating" advertising for your clients. We note that in the following sentences you explain that your clients have created their own advertising formats and you serve only as an advertising placement agent.

Risk Factors, page 5

Our business is mainly dependent on our relationship with Lotus TV…, page 6

3.	We note your response to comment 4. In future filings, please revise your disclosure to state that your business is dependent on your relationship with Lotus TV without qualification. In this regard, we also note the Advertising Time Purchase Agreement filed as Exhibit 10.4 to the Form 8-K filed on October 9, 2013 shows that a client of Lotus purchased advertising time from CEM.

Management's Discussion and Analysis, page 11

Liquidity and Capital Resources, page 13

4.	We note your response to comment 8. Please tell us more about what available funds are used for in the operation of your business resulting in an approximate $37,500 a month burn rate. We note that you assist only in the placement of advertising with a related party, Lotus TV, and do not engage in the creation of advertisement or other production activities.

5.	We note your revised disclosure on page 12. Please tell us why a client of Lotus TV prepaid $2,014,825 in gold bullion for advertising spots. Please tell us the name of the client and confirm you will disclose in future filings the name and that a client of Lotus is paying for the advertising spots per the Advertising Time Purchase Agreement.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 20

Investment in Gold Bullion, page 21

6.	We note your response to comment 9. In future filings, please revise your disclosure where appropriate to reflect that you not only invest in gold bullion but also receive payment from a client of Lotus TV in connection with your Advertising Agreement in gold bullion. Additionally, in future filings, please state the name of the law firm or lawyer you entered into the Trust Agreement with and provide related party disclosure as appropriate.

7.	In future filings, please state clearly whether you have received "Goldeq" and for what value. Additionally, please explain why you have engaged in this electronic receipt system given that you currently do not have an exchange of goods or services for which the Goldeq was intended to facilitate payment.

Item 13. Certain Relationships and Related Transactions, page 34

8.   We note your response to comment 13. Please tell us, and in future filings discuss, why your CEO, Dicky Cheung, purchased investments in gold bullion on your behalf in August 2011.

        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Ajay Koduri, Attorney-Advisor, at 202-551-3310 with any other questions.

                                        Sincerely,

                                        /s/ Terry French for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        William Hu, Esq.